Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated   September 14, 2006

MobiFon Holdings B.V.

(Translation of registrant’s name into English)

Rivium Quadrant 173, 15th floor, 2909 LC  Capelle aan den IJssel, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):

This Report on Form 6-K contains a press release issued by MobiFon Holdings B.V. on September 14, 2006 entitled “MobiFon Holdings B.V. Announces the Suspension of its Reporting Obligations Under the U.S. Securities Exchange Act of 1934”.

Press Release – September 14, 2006

MobiFon Holdings B.V. Announces the Suspension of its Reporting Obligations Under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) in Respect of its 12.50% Senior Notes due 2010 (the “Notes”) – CUSIP: 607054 AB9

Notice is hereby given that MobiFon Holdings B.V. today filed a Form 15 with the U.S. Securities and Exchange Commission in order to suspend its reporting obligations under the Exchange Act in respect of the Notes. Accordingly, MobiFon Holdings B.V. will no longer be subject to the periodic reporting requirements of the Exchange Act and will cease filing any further reports thereunder, including annual reports on Form 20-F (commencing with the annual report on Form 20-F in respect of the fiscal year ended March 31, 2006) and current reports under cover of Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

MOBIFON HOLDINGS B.V.
(Registrant)

Dated: September 14, 2006
	By:	/s/ E A J de Rijk
	Name:	Erik de Rijk
	Title:	Director of MobiFon Holdings B.V.
Chief Executive Officer

	By:	/s/ M L J M Heere
	Name:	Michiel Heere
	Title:	Director of MobiFon Holdings B.V.
Chief Financial Officer